CENTRAL SECURITIES CORPORATION

CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICERS

SEPTEMBER 3, 2003

I.	Covered Officers / Purpose of the Code

Central Securities Corporation’s (the “Corporation’s”) code of ethics (this “Code”) applies to the Corporation’s President and Treasurer (the “Covered Officers” each of whom are set forth in Exhibit A) for the purpose of promoting:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Corporation;

•	Compliance with applicable laws and governmental rules and regulations;

•	The prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code; and

•	Accountability for adherence to this Code.

Each Covered Officer should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

II.	Covered Officers Should Handle Ethically Actual and Apparent Conflicts of Interest

A “conflict of interest” occurs when a Covered Officer’s private interest interferes with the interests of, or his service to, the Corporation. For example, a conflict of interest would arise if a Covered Officer, or a member of his family, receives improper personal benefits as a result of his position with the Corporation.

Certain conflicts of interest arise out of the relationships between Covered Officers and the Corporation and already are subject to conflict of interest provisions in the Investment Company Act of 1940 (“Investment Company Act”). For example, Covered Officers may not individually engage in certain transactions (such as the purchase or sale of securities or other property) with the Corporation because of their status as “affiliated persons” of the Corporation. The Corporation’s compliance programs and procedures are designed to prevent, or identify and correct, violations of these provisions. This Code does not, and is not intended to, repeat or replace these programs and procedures, and such conflicts fall outside the parameters of this Code.

Other conflicts of interest are covered by the Code, even if such conflicts of interest are not subject to provisions in the Investment Company Act. The primary principle is that the personal interest of a Covered Officer should not be placed improperly before the interest of the Corporation.

Each Covered Officer must:

•	Not use his personal influence or personal relationships improperly to influence investment decisions or financial reporting by the Corporation whereby the Covered Officer would benefit personally to the detriment of the Corporation;

•	Not cause the Corporation to take action, or fail to take action, for the individual personal benefit of the Covered Officer rather than the benefit of the Corporation; and

•	Not use material non-public knowledge of portfolio transactions made or contemplated for the Corporation to trade personally or cause others to trade personally in contemplation of the market effect of such transactions.

III.	Disclosure and Compliance

•	Each Covered Officer should familiarize himself with the disclosure requirements generally applicable to the Corporation;
•	Each Covered Officer should not knowingly misrepresent, or cause others to misrepresent, facts about the Corporation to others, whether within or outside the Corporation, including to the Corporation’s directors and auditors, and to governmental regulators and self-regulatory organizations;
•	Each Covered Officer should, to the extent appropriate within his area of responsibility, consult with other officers and employees of the Corporation with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Corporation files with, or submits to the SEC and in other public communications made by the Corporation; and
•	It is the responsibility of each Covered Officer to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.

IV.	Reporting and Accountability

Each Covered Officer must:

•	Upon adoption of this Code (or thereafter as applicable, upon becoming a Covered Officer), affirm in writing to the Board that he has received, read, and understands this Code;
•	Annually thereafter affirm to the Board that he has complied with the requirements of this Code;

•	Report at least annually certain affiliations and conflicts of interest as required by the Corporation’s Director and Officer questionnaire;
•	Not retaliate against any other Covered Officer or any employee of the Corporation for reports of potential violations that are made in good faith; and
•	Notify the Corporate Secretary promptly if he knows of any violation of this Code.

The Corporate Secretary is responsible for applying this Code to specific situations in which questions are presented under it and has the authority to interpret this Code in any particular situation. In performing this function, the Corporate Secretary may consult with the members of the Audit Committee, counsel to the Corporation, or others as considered necessary.

The Corporation will follow these procedures in investigating and enforcing this Code:

•	The Corporate Secretary will take all appropriate action to investigate any potential violations reported;
•	If after such investigation, the Corporate Secretary believes that no violation has occurred, the Corporate Secretary is not required to take any further action;
•	Any matter that the Corporate Secretary believes is a violation will be reported to the Audit Committee;
•	If the Audit Committee concurs that a violation has occurred, it will inform and make a recommendation to the Board, which will consider appropriate action, which may include review of, and appropriate modifications to, applicable policies and procedures, notification to appropriate personnel or a recommendation to dismiss the Covered Officer;
•	The Audit Committee will be responsible for granting waivers, as appropriate; and
•	Any changes to or waivers of this Code will, to the extent required, be disclosed as provided by the SEC’s rules.

V.	Other Policies and Procedures

This Code shall be the sole code of ethics adopted by the Corporation for purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules and forms applicable to registered investment companies thereunder. Insofar as other policies or procedures of the Corporation govern or purport to govern the behavior or activities of the Covered Officers who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code. The Corporation’s code of ethics under Rule 17j-1 under the Investment Company Act are separate requirements applying to the Covered Officers and others, and are not part of this Code.

VI.	Amendments

Any amendments to this Code, other than amendments to Exhibit A, must be approved or ratified by a majority vote of the Board, including a majority of independent directors.

VII.	Confidentiality

All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Board of Directors of the Corporation.

VIII.	Internal Use

This Code is intended solely for the internal use by the Corporation and does not constitute an admission, by or on behalf of any Corporation, as to any fact, circumstance, or legal conclusion.

Exhibit A

Persons Covered by this Code of Ethics

Wilmot H. Kidd – President

Lawrence P. Vogel – Vice President and Treasurer